UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

         [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB

         For Period Ended:     September 30, 1998        SEC FILE NUMBER 0-20033
                           -------------------------    CUSIP NUMBER 03072A 10 4
         [ ] Transition Report on Form 10-KSB [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-QSB
         [ ] Transition Report on Form N-SAR
         For Transition Period Ended:
                                     -------------------------

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
================================================================================


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB
                                              --------------------

Part I - Registrant Information

         Full Name of Registrant                AmeriResource Technologies, Inc.
                                                --------------------------------

         Former Name if Applicable              N/A
                                                ---

         Address of Principal Executive Office:
                  8809 Long Street
                  Lenexa, Kansas 66215

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-KSB, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

As a result of the Company's financial difficulties, the Company has had difficulties in retaining professionals with accounting experience to prepare its September 30, 1998 quarterly report. However, the Company has recently retained the services of an accountant to prepare its unaudited financials and expects to have those financial completed by November 17, 1998. Given the Company's poor financial condition and its inability to generate revenues, the situation could not have been resolved any sooner without unreasonable effort or expense to the Company.



Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                  Delmar Janovec          President           (913)859-9292
                  --------------          ---------         ------------------
                     (Name)                (Title)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months, or for such shorter period that the registrant was required to file such report(s), been filed? If the answer is no, identify report(s).

                                                       (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       ( ) Yes (X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made Corporate offices and management changes.




                        AmeriResource Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 11, 1998                  By:/s/ Delmar Janovec
      -----------------                  --------------------------------
                                         Name:    Delmar Janovec
                                         Title:   CEO